Exhibit 99-B.8.24

ING Life Insurance and Annuity Company

ENDORSEMENT

The Contract and the Certificate, if applicable, is endorsed as follows.

1.	In the Contract under Deposit, Reserve and Surrender Provisions in the section entitled Individual Account Reserve, delete subsection (e) and replace it with the following.

(e)	a charge of $-0- on each anniversary of each Individual Account effective date; and minus

In the Contract and the Certificate under Fee Schedule Tax Deferred Annuity Plan - Maintenance Fee, if applicable, delete and replace with the following.

The Maintenance Fee will be $-0-.

2.	In the section entitled Surrender Value, and the section entitled Fee Schedule Tax Deferred Annuity Plan - Surrender Fee, if applicable, add the following.

No Surrender Fee/surrender fee is deducted from any portion of an Individual Account which is paid from the Fixed Account, the GA Account or the Funds(s), or from any portion of your Individual Account which is paid:

Due to a Participant's separation from service;
Due to financial hardship as defined by the Code.

This endorsement is effective and made a part of the Contract and the Certificate, if applicable, on the date, following State Insurance Department approval, as mutually agreed upon by ING and the Contractholder.

/s/ Brian D. Comer
President ING Life Insurance and Annuity Company

EMFWV-05